Exhibit 99.1

November 23, 2022

To:	TuanChe Limited (the “Company”) 9F, Ruihai Building, No. 21 Yangfangdian Road Haidian District, Beijing 100038 People’s Republic of China

Ladies and Gentlemen,

We hereby consent to the reference of our name under the heading “Prospectus Summary”, “Risk Factors” and “Enforceability of Civil Liabilities” in the Company’s prospectus on Form F-3/A (the “Prospectus Supplement”) which will be filed with the Securities and Exchange Commission (the “SEC”) in the month of November 2022. We also consent to the filing of this consent letter with the SEC as an exhibit to the Prospectus Supplement.

In giving such consent, we do not thereby admit that we fall within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or under the Securities Exchange Act of 1934, in each case, as amended, or the regulations promulgated thereunder.

[The following is the signature page.]

Yours faithfully,

/s/ Shihui Partners
Shihui Partners

Signature Page to the Consent of Shihui Partners

TuanChe Ltd. Form F-3/A